Via EDGAR

November 2, 2012

Ms. Suzanne Hayes
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Fiscal Period Ended June 30, 2012

Dear Ms. Hayes:

This letter is in response to your letter of October 19, 2012 concerning the above filings. We are in the process of responding to your comments, but are requesting an extension until November 9, 2012 to allow additional time to compile our response. If you have any questions or concerns, please do not hesitate to contact me at (980) 386-5083.

Sincerely

/s/ Michael Pressman
Michael Pressman

Assistant General Counsel

cc: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant